UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                                   SCHEDULE 13G
                                  (Rule 13d-102)

              INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), and (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO RULE 13d-2(b)

                                (Amendment No. 5)


                               Thomas Nelson, Inc.
                               -------------------
                                (Name of Issuer)


                                   Common Stock
                                -------------------
                            (Title of Class of Securities)


                                      640376109
                                --------------------
                                   (CUSIP Number)




                                   March 31, 2004
                                --------------------
              (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [X]  Rule 13d-1(b)
     [ ]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)
------------------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






CUSIP NO. 640376109                13D                             Page 2 of 5
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      NAME OF REPORTING PERSON
1     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Thomas Nelson, Inc. Savings & Investment Plan-Employee Benefits Committee TEIN #62-0679364
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2
      Not applicable                                                 (a) [  ]
                                                                     (b) [  ]
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      SEC USE ONLY
3
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      CITIZENSHIP OR PLACE OF ORGANIZATION
4
      United States of America
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                                SOLE VOTING POWER

                           5    0

         NUMBER OF       -----------------------------------------------------
          SHARES                SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY          6    0
           EACH
        REPORTING        -----------------------------------------------------
          PERSON
           WITH                 SOLE DISPOSITIVE POWER

                           7    0

                         -----------------------------------------------------
                                SHARED DISPOSITIVE POWER

                           8    Plan holds 630,863 shares of Common Stock.

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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 9                              630,863
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

10                                                                       [  ]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11                              630,863 / 13,502,855 = 4.7%
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      TYPE OF REPORTING PERSON

12                             EP
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Date:  4/14/2004                                                  Page 3 of 5
==============================================================================
Item 1(a)  Name of Issuer:

           Thomas Nelson, Inc.
------------------------------------------------------------------------------
Item 1(b)  Address of Issuer's Principal Executive Offices:

           501 Nelson Place, Nashville, TN  37214-1000
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Item 2(a)  Name of Person Filing:

           Thomas Nelson, Inc. Savings & Investment Plan -
           Employee Benefits Committee
------------------------------------------------------------------------------
Item 2(b)  Address of Principal Business Office:

           501 Nelson Place, Nashville, TN  37214-1000
------------------------------------------------------------------------------
Item 2(c)  Citizenship:

           United States of America
------------------------------------------------------------------------------
Item 2(d)  Title of Class of Securites:

           Common Stock
------------------------------------------------------------------------------
Item 2(e)  CUSIP Number:

           640376109
------------------------------------------------------------------------------
Item 3 It this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

           (f) [X} An employee benefit plan or endowment fund in accordance with Rule 13D-1(b)(1)(ii)(F)
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Item 4     Ownership

           (a)  Amount Beneficially Owned

                (See Page 2, No. 9)
           -------------------------------------------------------------------
           (b)  Percent of Class:

                (See Page 2, No. 11)
           -------------------------------------------------------------------
           (c)  Number of shares as to which each person has:

                (i)   sole power to vote or to direct the vote

                      (See Page 2, No. 5)
           -------------------------------------------------------------------
                (ii)  shared power to vote or to direct the vote

                      (See Page 2, No. 6)
           -------------------------------------------------------------------



Date:  4/14/2004                                                  Page 4 of 5
==============================================================================

                (iii)  sole power to dispose or to direct the
                       disposition of the vote

                      (See Page 2, No. 7)
           -------------------------------------------------------------------
                (iv) shared power to dispose or to direct the disposition of the vote

                       (See Page 2, No. 8)
           -------------------------------------------------------------------
Item 5     Ownership of Five Percent or Less of a Class

                                                                           [X]
------------------------------------------------------------------------------
Item 6     Ownership of More than Five Percent on Behalf of Another Person

           Not Applicable
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Item 7     Identification and Classification of the Subsidiary which acquired the Security being reported on by the Parent Holding Company

           Not Application
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Item 8     Identification and Classification of Member of the Group ("the Plan")

           The Thomas Nelson, Inc. Savings & Investment Plan is a qualified employee retirement plan which has both 401(k) and ESOP features. The Employee Stock Ownership Plan's activity in Thomas Nelson, Inc. Common shares show increases due to purchases from employer discretionary contributions and dividend reinvestments. ESOP Common share decreases are due to participant withdrawals for retirement, withdrawals due to participant separations in service, and diversification elections made for participants nearing retirement age as allowed under the Plan. The activity in the Plan since the last 13D filing shows a net decrease of 179,812 shares. The Plan does not hold Class B shares. The Employee Benefits Committee of the Plan has the power to direct investment decisions (other than permitted participant transactions) and has administrative responsibility for the Plan. The Employee Benefits Committee is comprised of Troy Edens, Executive Director of Finance; Joe Powers, Executive Vice President; Jim Thomason, Human Rsource Director; and Les Hottovy, Tax Director. Individual Committee members disclaim beneficial ownership of shares held in the Plan.
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Item 9     Notice of Dissolution of Group.

           Not applicable
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Item 10    Certification.

           By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
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Date:  4/14/2004                                                  Page 5 of 5
==============================================================================


                                 SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             THOMAS NELSON, INC.
                                             SAVINGS & INVESTMENT PLAN -
                                             EMPLOYEE BENEFITS COMMITTEE

                                         BY: /s/ Les Hottovy
                                             -----------------
                                             Les Hottovy, Member
                                             Employee Benefits Committee

Dated:   April 14, 2004
       ------------------